EXHIBIT 99.1

Tekmira Provides Update on Licensed Product Candidate, Marqibo(R)

Talon Therapeutics' Marqibo Granted Accelerated Approval by FDA Triggering Milestone Payment to Tekmira

VANCOUVER, British Columbia, Aug. 9, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that its licensing partner, Talon Therapeutics, Inc. (OTCBB:TLON), today announced Marqibo® (vinCRIStine sulfate LIPOSOME injection) received accelerated approval from the U.S. Food and Drug Administration (FDA) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. This indication is based on overall response rate. Clinical benefit such as improvement in overall survival has not been verified. Marqibo is administered at a dose of 2.25 mg/m2 intravenously over 1 hour once every 7 days. Marqibo has different dosage recommendations than non-liposomal vincristine sulfate.

"We wish to congratulate Talon on reaching this significant milestone and receiving approval for Marqibo," said Dr. Mark J. Murray, Tekmira's President and CEO.

Marqibo is a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed from Tekmira to Talon Therapeutics, Inc. (formerly Hana Biosciences) in 2006. Talon is responsible for all future development of these products. Tekmira will receive US$1M milestone payment based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo's commercial sales.

About Marqibo

Marqibo is a novel, sphingomyelin/cholesterol liposome-encapsulated, formulation of vincristine sulfate. Vincristine, a microtubule inhibitor, is FDA-approved for ALL and Non-Hodgkin's Lymphoma (NHL) and is widely used in combination regimens for treatment for a variety of adult and pediatric hematologic and solid tumor malignancies. The Optisome™ nanoparticle encapsulation technology, utilized by Talon, has been shown to provide prolonged circulation of vincristine in the blood.

Marqibo has received orphan drug designation for the treatment of ALL from the FDA and from the European Medicines Agency (EMA). Talon intends to submit a Marketing Authorization Application to the EMA in 2013.

Please see important safety information and the full prescribing information for Marqibo at www.marqibo.com.

About Talon Therapeutics

Talon Therapeutics, Inc. is a biopharmaceutical company dedicated to seizing upon medical opportunities, efficiently and expertly leading product candidates through clinical development, and transferring value to patients, patient care providers, shareholders, corporate partners, and employees. In addition to Marqibo, the Company has additional pipeline opportunities some of which, like Marqibo, have the potential to improve delivery and enhance the therapeutic benefits of well characterized, proven chemotherapies and enable high potency dosing without increased toxicity. Additional information on Talon Therapeutics can be found at www.talontx.com.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the potential of Marqibo to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies, and Tekmira's entitlement to receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the potential of Marqibo to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies and Tekmira's entitlement to receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that Marqibo might not prove to be a safe and effective alternative for the treatment of adult relapsed ALL compared to existing therapies; Marqibo will not be accepted in the marketplace; Talon will not be able to develop adequate marketing and distribution capabilities; Talon will not be able to secure the additional capital necessary to fund its product development and commercialization programs; Tekmira may not receive milestone and royalty payments based on the successful development and commercialization of Talon's Marqibo, Brakiva, and Alocrest product candidates; and Tekmira's development programs will not result in expected results on a timely basis, or at all.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Marqibo is a U.S. registered trademark of Talon Therapeutics, Inc.

CONTACT:  Investors
          Jodi Regts
          Director, Investor Relations
          Phone: 604-419-3234
          Email: jregts@tekmirapharm.com

          Media
          David Ryan
          Longview Communications Inc.
          Phone: 416-649-8007
          Email: dryan@longviewcomms.ca